FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                           For the month of June, 2005

                           Commission File No. 1-08346

                                 TDK CORPORATION
                (Translation of registrant's name into English)

            13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8272, Japan
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:


Form 20-F        x               Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


Yes                              No              x


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934,the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                              TDK Corporation

                                             (Registrant)



June 29, 2005
                                              BY: /s/ Noboru Hara
                                                  Noboru Hara
                                                  General Manager
                                                  General Affairs Department
                                                  Administration Group




(Translation)

To:    Stockholders

                                                                   June 29, 2005


                                                 TDK Corporation (the "Company")
                                                        13-1, Nihonbashi 1-chome
                                                                  Chuo-ku, Tokyo
                                                                   Hajime Sawabe
                                                               President and CEO

                            NOTICE OF RESOLUTIONS OF
               THE 109TH ORDINARY GENERAL MEETING OF STOCKHOLDERS

Dear Sirs:

You are hereby notified that the following matters were reported and resolved upon at the 109th Ordinary General Meeting of Stockholders held today.

                                  Particulars

Matters Reported:

1. Report on the Business Report, Non-Consolidated Balance Sheet and Non-consolidated Statement of Income for the 109th Fiscal Year
(from April 1, 2004 to March 31, 2005).

2. Report on the Consolidated Balance Sheet and Consolidated Statement of Income, and Report on the Results of Audit for Consolidated Financial Statements for the 109th Fiscal Year by Certified Public Accountants and Board
 of Corporate Auditors (from April 1, 2004 to March 31,2005).

The contents of the matters stated in 1 and 2 above were reported.

Matters Resolved:

First Item: Approval of Proposal for Appropriation of Retained Earnings for the 109th Fiscal Year

This proposal was approved and resolved as originally proposed.
It was decided that the year-end dividend is Y40 per share
(including the interim dividend, the total dividend is Y70 per share).

Second Item: Issuance of Stock Acquisition Rights as Stock Option Scheme for Stock-Linked Compensation Plan

This proposal was approved and resolved as originally proposed.
The Company will issue stock acquisition rights with a maximum of 41,000 shares of common stock of the Company, pursuant to Article 280-20 and Article 280-21 of the Commercial Code of Japan, in order to grant such rights as a stock option scheme for stock-linked compensation plan to Directors and Corporate Officers of the Company.

Third Item: Issuance of Stock Acquisition Rights as Stock Option Scheme

This proposal was approved and resolved as originally proposed.
The Company will issue stock acquisition rights with a maximum of 119,000 shares of common stock of the Company, pursuant to Article 280-20 and Article 280-21 of the Commercial Code of Japan, in order to grant such rights as a stock option to key employees of the Company and directors and key employees of associated companies.

Fourth Item: Acquisition of own shares of the Company

This proposal was approved and resolved as originally proposed.
The Company will acquire with a maximum of 160,000 shares of common stock of the Company, with a maximum aggregate acquisition cost of Y1.6 billion, pursuant to Article 210 of the Commercial Code of Japan, during the period from the closing of this Ordinary General Meeting of Stockholders to the closing of the next Ordinary General Meeting of Stockholders in 2006.

Fifth Item: Election of seven (7) Directors

This proposal was approved and resolved as originally proposed.
Each of Messrs. Hajime Sawabe, Jiro Iwasaki, Shinji Yoko,
Takeshi Nomura, Yasuhiro Hagihara and Takehiro Kamigama was re-elected and re-assumed the office of Director, and Mr. Seiji Enami was newly elected and assumed the office of Director. Mr. Yasuhiro Hagihara is an outside Director as prescribed in Article 188, Section 2, Paragraph 7-2 of the Commercial Code of Japan.

- End -




After the closing of this Ordinary General Meeting of Stockholders,
Messrs. Takuma Otsuka and Masaaki Miyoshi were respectively elected and assumed the office of Full-time Corporate Auditors among Corporate Auditors.
          -----------------------------------------------------------

                              Payment of Dividends

With respect to the payment of the year-end dividends pursuant to the resolution of the 109th Ordinary General Meeting of Stockholders, please receive the dividends at the nearest post office by filling in the "notice of payment by postal transfer" enclosed herewith and affixing your registered seals thereto.

For the stockholders who have requested transfer to the respective bank accounts, the statement of dividends and the confirmation of designated bank accounts are enclosed herewith. We kindly request you to check the matters stated therein.

                                  Particulars:

1. Date of Payment:           from June 30, 2005 (Thursday)
                              to July 29, 2005(Friday) (Japan time)

2. Year-end Dividend:         Y40 per share

3. Payment Handling Office:   Please receive the dividend during the
designated period (up to July 29, 2005) at the nearest post office in Japan

                                     Notice

The Company discloses its balance sheet and statement of income for the fiscal year ended March 31, 2005 on the website of the Company instead of publishing the public notice. The URL where the settlement of accounts of the Company is placed is as follows.

                     http://www.tdk.co.jp/kessan/index.html